UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Navigator Holdings Ltd.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

Y62132108
(CUSIP Number)

July 19, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y62132108	13G	Page 2 of 8

1.	Names Of Reporting Persons GAGNON SECURITIES LLC

2.	check the appropriate box if a group		(a) ☐ (b) ☒
3.	sec use only

4.	citizenship or place of organization DELAWARE
number of shares beneficially owned by each reporting person with:	5.	sole voting power		0
	6.	shared voting power		2,081,249
	7.	sole dispositive power		0
	8.	shared dispositive power		2,210,623
9.	aggregate amount beneficially owned by each reporting person			2,210,623
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)			☐
11.	percent of class represented by amount in row (9)			2.9%
12.	type of reporting person (See Instructions)			IA, BD

CUSIP No. Y62132108	13G	Page 3 of 8

1.	Names Of Reporting Persons GAGNON ADVISORS, LLC

2.	check the appropriate box if a group		(a) ☐ (b) ☒
3.	sec use only

4.	citizenship or place of organization DELAWARE
number of shares beneficially owned by each reporting person with:	5.	sole voting power		0
	6.	shared voting power		907,548
	7.	sole dispositive power		0
	8.	shared dispositive power		907,548
9.	aggregate amount beneficially owned by each reporting person			907,548
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)			☐
11.	percent of class represented by amount in row (9)			1.2%
12.	type of reporting person (See Instructions)			IA

CUSIP No. Y62132108	13G	Page 4 of 8

1.	Names Of Reporting Persons NEIL GAGNON

2.	check the appropriate box if a group		(a) ☐ (b) ☒
3.	sec use only

4.	citizenship or place of organization USA
number of shares beneficially owned by each reporting person with:	5.	sole voting power		375,883
	6.	shared voting power		3,295,480
	7.	sole dispositive power		375,883
	8.	shared dispositive power		3,440,526
9.	aggregate amount beneficially owned by each reporting person			3,816,409
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)			☐
11.	percent of class represented by amount in row (9)			4.9%
12.	type of reporting person (See Instructions)			IN

CUSIP No. Y62132108	13G	Page 5 of 8
Item 1.

(a)	Name of Issuer:	Navigator Holdings Ltd.

(b)	Address of Issuer’s Principal	c/o NGT Services (UK) Ltd
	Executive Offices:	10 Bressenden Place London, SW1E 5DH United Kingdom

Item 2.

(a)	Name of Person Filing:

Neil Gagnon has sole voting and dispositive power over 375,883 shares of the Issuer’s Common Stock (the “Common Stock”). In addition, Mr. Gagnon has shared voting power over 3,295,480 shares of the Issuer’s Common Stock and shared dispositive power over 3,440,526 shares of Common Stock.

Mr. Gagnon is the managing member and principal owner of Gagnon Securities LLC (“GS”), an investment adviser registered with the U.S. Securities and Exchange Commission (“SEC”) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and a registered broker-dealer, in its role as investment manager to several customer accounts, foundations, partnerships and trusts (collectively, the “Accounts”) to which it furnishes investment advice. GS and Mr. Gagnon may be deemed to share voting power with respect to 2,081,249 shares of Common Stock held in the Accounts and dispositive power with respect to 2,210,623 shares of the Issuer’s Common Stock held in the Accounts. GS and Mr. Gagnon expressly disclaim beneficial ownership of all securities held in the Accounts.

Mr. Gagnon is also the Chief Executive Officer of Gagnon Advisors, LLC (“Gagnon Advisors”), an investment adviser registered with the SEC under the Advisers Act. Mr. Gagnon and Gagnon Advisors, in its role as investment manager to Gagnon Investment Associates, LLC (“GIA”), a private investment fund, may be deemed to share voting and dispositive power with respect to the 907,548 shares of the Issuer’s Common Stock held by GIA. Gagnon Advisors and Mr. Gagnon expressly disclaim beneficial ownership of all securities held by GIA.

(b)	Address of Principal Business Office	1370 Ave. of the Americas, 24th Floor
	or, if none, Residence:	New York, NY 10019

(c)	Citizenship:	Gagnon Securities LLC	Delaware
		Gagnon Advisors, LLC	Delaware
		Neil Gagnon	USA

(d)	Title of Class of Securities:	Common Stock

(e)	CUSIP Number:	Y62132108

CUSIP No. Y62132108	13G	Page 6 of 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

CUSIP No. Y62132108	13G	Page 7 of 8
Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	Gagnon Securities LLC	2,210,623
		Gagnon Advisors, LLC	907,548
		Neil Gagnon	3,816,409

(b)	Percent of class:	Gagnon Securities LLC	2.9%
		Gagnon Advisors, LLC	1.2%
		Neil Gagnon	4.9%

Calculation of percentage of beneficial ownership is based on 77,256,914 shares of Common Stock outstanding on April 12, 2022, as reported in the Issuer’s current report on Form 6-K filed on April 14, 2022.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	Gagnon Securities LLC	0
		Gagnon Advisors, LLC	0
		Neil Gagnon	375,883

(ii)	Shared power to vote or to direct the vote:	Gagnon Securities LLC	2,081,249
		Gagnon Advisors, LLC	907,548
		Neil Gagnon	3,295,480

(iii)	Sole power to dispose or to direct the disposition of:	Gagnon Securities LLC	0
		Gagnon Advisors, LLC	0
		Neil Gagnon	375,883

(iv)	Shared power to dispose or to direct the disposition of:	Gagnon Securities LLC	2,210,623
		Gagnon Advisors, LLC	907,548
		Neil Gagnon	3,440,526

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The Accounts described above in Item 2 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their respective accounts. To the knowledge of the Reporting Persons the interest in any such account does not exceed 5% of the class of securities. Except to the extent described herein, the Reporting Person disclaims beneficial ownership of all such securities.

Items 7 – 9.	Not Applicable.

CUSIP No. Y62132108	13G	Page 8 of 8

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 230.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2022

NEIL GAGNON

/s/ Neil Gagnon

GAGNON SECURITIES LLC

/s/ Neil Gagnon
Name: Neil Gagnon
Title: Managing Member

GAGNON ADVISORS, LLC

/s/ Neil Gagnon
Name: Neil Gagnon
Title: Chief Executive Officer